Exhibit 12(b)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

The following table sets forth Lamar Media’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,					MARCH 31,
(dollars in thousands)	2010(2)	2011	2012	2013	2014	2015	2014(2)
Net (loss) income	$(39,066)	$6,920	$8,115	$40,338	$287,035	$40,804	$(4,778)
Income tax (benefit) expense	(22,490)	5,838	8,353	22,977	(143,264)	2,008	(3,444)
Fixed charges	253,569	239,477	227,155	221,219	182,107	44,115	49,044

Earnings	192,013	252,235	243,623	284,534	325,878	86,927	40,822

Interest expense, net	185,517	170,524	156,762	146,112	105,152	24,530	30,223
Rent under leases representative of an interest factor (1/3)	68,052	68,953	70,393	75,107	76,955	19,585	18,821
Preferred dividends	0	0	0	0	0	0	0

Fixed charges	253,569	239,477	227,155	221,219	182,107	44,115	49,044

Ratio of earnings to fixed charges	0.8x	1.1x	1.1x	1.3x	1.8x	2.0x	0.8x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expenses, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.
(2)	For the year ended December 31, 2010 and the three months ended March 31, 2014, earnings were insufficient to cover fixed charges by $61.6 million and $8.2 million, respectively.